FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

31 March, 2009

File no. 0-17630

Total Voting Rights

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Total Voting Rights

CRH plc
("the Company")
Voting Rights and Capital

-----------------------

In conformity with
Regulation 20 of
the Transparency (Directive
2004/109/EC) Regulations 2007
, CRH plc announces that
:

The total number of Ordinary Shares of €0.32 each in issue as at the date of this notice is 700,590,330. As at 31st March 2009, the Company holds 15,791,585 Treasury Shares.

The total number of voting rights is, therefore, 684,798,745
.

The above figure 684,798,745
may be used by shareholders as the
denominator

for the calculations by which they will determine if they
are required to notify

their interest in, or a change to their
interest in
,

CRH plc
 under the
Transparency (Directive 2004/109/EC)
Regulations 2007 and the Interim
Transparency Rules.

31
st
 March
2009

Contact
Angela Malone
Company Secretary
Tel:
+
353

1 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 31 March, 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director